SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549

               SCHEDULE 13G

     Under the Securities Exchange Act of 1934

Name of Issuer      Allied Waste Industries Inc.
Title of Class of Securities  common
CUSIP Number        019589308
Date    of   Event   Which   Requires   Filing   this   Statement
12/31/99

#1    Alex.  Brown  Investment  Management,  A  Maryland  Limited
Partnership
     52-1349876
#4   Maryland
#5   4,862,100
#6   0
#7   14,983,700
#8   0
#9   14,983,700
#11  7.9%
#12  PN   IA
Item 1.
     (a)  Allied Waste Industries Inc.
     (b)  15880 N Greenway-Hayden Loop #100
          Scottsdale, AZ 85260
Item 2.
     (a)  Alex.  Brown  Investment  Management,  a
          Maryland  Limited  Partnership,  and   a
          registered investment advisor.
     (b)  One South Street
          Baltimore, MD  21202
     (c)  The firm is organized under the laws  of
          Maryland.    The   individual    general
          partner  is  a  citizen  of  the  United
          States of America.
     (d)  common
     (e)  019589308
Item 3.
          (a)
          (b)
          (c)
          (d)
     X    (e)
          (f)
          (g)
          (h)
CUSIP Number        019589308
Item 4.
     (a)  14,983,700 shares of common stock
     (b)  7.9%
     (c)
          (i)  4,862,100 shares
          (ii) 0 shares
          (iii)     14,983,700 shares
          (iv) 0 shares
Item 5.   Not Applicable
Item 6.   Not Applicable
Item 7.   Not Applicable
Item 8.   Not Applicable
Item 9.   Not applicable

Item 10.
By signing below I certify that, to the best of my
knowledge  and belief, the securities referred  to
above  were  acquired in the  ordinary  course  of
business and were not acquired for the purpose  of
and  do  not  have  the  effect  of  changing   or
influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership


By:
     J. Dorsey Brown, III
     Chief Executive Officer

Date:  February 15, 2000